UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Masisa S.A.

(Exact name of registrant as specified in its charter)

Masisa S.A.

(Translation of Registrant’s name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Copies of the prospectus related to this offering have been filed with the Securities and Exchange Commission, and may be obtained when available from J.P. Morgan Securities, Inc., Prospectus Department, One Chase Manhattan Plaza, Level 5B, New York, New York 10081.

The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on December 7, 2005:

MASISA S.A.

Publicly-held Corporation

Listed under Chilean Securities Registration N° 825

IMPORTANT EVENT

Santiago, December 7th, 2005

Mr.

Alejandro Ferreiro Y.

Superintendent

Superintendencia de Valores y Seguros

(Chile’s Insurance and Securities Superintendence)

To whom it may concern:

Pursuant to the provisions established in article nine and article 10 paragraph two of Law N° 18,045 of the Securities Market and in General Rule N° 30 of that Superintendence, being duly authorized, I hereby report as an important event that the Masisa S.A.’s Board of Directors (“Masisa”), at an extraordinary session held today regarding the beginning, on the same date, of the preemptive rights period for the subscription of 650,000,000 newly issued shares issued by Masisa in relation to the capital increase approved at the Extraordinary Shareholders’ Meeting held this past August 29th and of the preemptive rights period for the subscription of 18,078,984 treasury shares that Masisa holds. In this meeting, the letters through which the shareholders communicated today the waiver of their above mentioned preemptive rights were acknowledged:

1.                                       Grupo Nueva S.A., with the right to preemptively subscribe to 204,970,463 newly issued shares and with the right to preemptively purchase 5,711,251 treasury shares, has completely waived said rights.

2.                                       Inversiones Forestales Los Andes S.A., with the right to preemptively subscribe to 181,718,431 newly issued shares and with the right to preemptively purchase 5,063,362 treasury shares, has completely waived said rights.

Considering the information mentioned above, the Board of Directors has agreed to offer to the public as of that date, a total amount of 397,463,507 shares of Masisa, corresponding to the preemptive rights for which waivers have been communicated today to the Board of Directors, as described above, through the transactional round system called the “Order Book Auction” and with the arrangement of the share offering parameters registered with the Santiago Stock Exchange, Securities Exchange, on the past date December 2nd.

Sincerely,

Patricio Reyes U.

Corporate Counsel

Masisa S.A.

c.c.	Bolsa de Comercio de Santiago (Santiago’s Stock Exchange)
Bolsa Electrónica de Chile (Chile’s Electronic Stock Exchange)
Bolsa de Valores de Valparaíso (Valparaiso’s Stock Exchange)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

Date: December 7, 2005	By:	/s/ Patricio Reyes
Patricio Reyes U.
General Counsel